June 19, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re:	Responses to Comments on Post-Effective Amendment No. 179 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust
(File Nos. 033-65572; 811-7852)

Dear Mr. Sutcliffe:

On behalf of USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on June 15, 2020, regarding Post-Effective Amendment No. 179 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the SEC on April 30, 2020, on behalf of the USAA California Bond Fund, USAA Emerging Markets Fund, USAA Government Securities Fund, USAA Growth & Income Fund, USAA Growth and Tax Strategy Fund, USAA High Income Fund, USAA Income Fund, USAA Intermediate-Term Bond Fund, USAA International Fund, USAA Nasdaq-100 Index Fund, USAA New York Bond Fund, USAA Precious Metals and Minerals Fund, USAA Science & Technology Fund, USAA Short-Term Bond Fund, USAA Tax Exempt Intermediate-Term Bond Fund, USAA Tax Exempt Long-Term Fund, USAA Tax Exempt Short-Term Fund, USAA Ultra Short-Term Bond Fund, USAA Virginia Bond Fund, USAA Value Fund, and USAA World Growth Fund (each, a "Fund" and collectively, the "Funds"),1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on

EDGAR and provide the Staff via email with a courtesy copy of the correspondence along with blacklines of the Post-Effective Amendment. Please apply comments to one section of the Post-Effective Amendment to other sections where applicable. Please file your responses at least five days in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust has applied comments to one

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

section of the Post-Effective Amendment to other sections. The Trust will provide the Staff via email with a courtesy copy of this letter along with blacklines of the Post-Effective Amendment, which show changes in response to the Staff's comments.

2.Comment: Please ensure that all bracketed and missing information is accurate and complete.

Response: The Trust confirms that all bracketed and missing information is accurate and complete.

USAA California Bond Fund

3.Comment: The Staff notes that the prospectus discloses that the maximum sales load imposed on purchases of Class A shares is 2.25%. However, the Staff also notes that the Trust filed a prospectus supplement on April 30, 2020, which states, in pertinent part, that "Class A Shares will be offered and sold with the imposition of a maximum initial sales charge of up to " 2.00% of the offering price for fixed income funds." Please explain and reconcile the difference between the disclosure in the Post-Effective Amendment and the prospectus supplement filed on April 30, 2020. Please also ensure that the expense examples and any applicable performance information is correct, if necessary.

Response: The disclosure in the Post-Effective Amendment is correct. The Trust has revised and restated the prospectus supplement to clarify that the maximum sales load imposed on purchases of Class A shares is 2.25% and re-filed it with the SEC on June 16, 2020.2 The revised and restated prospectus supplement was also mailed to shareholders of the impacted funds.

4.Comment: The Staff notes that footnote "a" to the Annual Fund Operating Expenses table provides that the management fee may fluctuate based on the Fund's performance relative to a securities market index and refers to the Fund Management section of the prospectus for a description of the performance adjustment arrangement. Please discuss the terms of the performance adjustment arrangement in the explanatory footnote. For example, the footnote should: (a) disclose the Fund's base investment management fee; (b) state that the base investment management fee may adjust up or down according to the Fund's performance relative to its benchmark as well as the amount of the adjustment; and (c) identify the benchmark index.

Response: Please note that the current disclosure reflects comments previously received by the SEC staff in the past. The Trust also notes that Form N-1A does not require the abovementioned disclosure to be included in the footnote to the Annual Fund Operating Expenses table. With that said, however, the Trust has revised the abovementioned disclosure as follows:

Victory Capital Management Inc. (the "Adviser") has agreed that no performance adjustment (positive or negative) will be made to the amount payable to the Adviser from July 1, 2019, through June 30, 2020. Thereafter, the management fee may fluctuate (increase or decrease by up to +/- 0.06% of the average nets assets of the Fund) based on the Fund's performance relative to a securities market index measured over a rolling 36- month period. See Fund Management section for a description of the performance adjustment.

5.Comment: Under the heading titled "Choosing a Share Class" under the "Purchases" section of the statutory prospectus, the Fund includes bullet point lists that compare the share classes. The Staff notes that the R6 shares include a bullet point that states the R6 shares "are only available to certain investors." Please confirm whether the same bullet point also applies to Institutional shares.

2Available at https://www.sec.gov/Archives/edgar/data/908695/000168386320010917/f6139d1.htm.

Response: The Trust has included the above-mentioned disclosure as a bullet point under the Institutional shares' disclosure.

6.Comment: In the Financial Highlights section of the prospectus, the Staff notes that footnote "(g)" appears under the Financial Highlights table but does not appear in the table. Please confirm whether the footnote should be included in the table or deleted.

Response: The Trust has deleted the above-mentioned footnote.

USAA Growth and Tax Strategy Fund

7.Comment: Please insert "Shareholder Fees (fees paid directly from your investment)" above the sales charge table, similar to the other prospectuses.

Response: The Trust has made the requested change.

8.Comment: The Staff notes that the "Risks" section in the statutory prospectus lists the principal risks in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield, and total return. Please note that after listing the Fund's most significant risks, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure (Sept. 9, 2019).

Response: The Trust has made the requested change.

USAA Science and Technology Fund

9.Comment: – Under the section titled "Calculation of Sales Charges for Class A Shares" under the section titled "Share Classes" in the statutory prospectus, the Staff notes that footnote 1 to the table that discloses the sales charge rates and breakpoint levels for Class A shares provides that a "contingent deferred sales charge (CDSC) of 0.75% may be imposed on certain redemptions of Class A shares purchased without an initial sales charge if any of those shares are redeemed within 12 months of purchase"; however, that period is mentioned as "18 months" in other sections of the prospectus. Please reconcile the disclosure.

Response: The Trust has made the disclosure consistent throughout the prospectus.

USAA Ultra- Short Term Bond Fund

10.Comment: The Staff notes that the "Shareholder Fees" table states "None" under each share class; however, there is no reference as to what "None" refers to. Please include the appropriate line item(s).

Response: The Trust has made the requested change.

Statements of Additional Information

11.Comment: The Staff notes that the financial statements of each Fund and the Independent Registered Public Accounting Firm's Report thereon for the most recent fiscal year, are included in the respective Fund's annual report to shareholders as of that date and are incorporated by reference into the SAIs. The Staff notes that the FAST Act applies to internal incorporations by reference and requires that exhibits and other incorporations by reference be hyperlinked. Please update the SAIs to include the appropriate hyperlinks.

Response: The Trust has made the required change.

12.Comment: The Staff notes that the introduction to the table that sets forth the dollar range of total equity securities beneficially owned by the Trustees of the Funds provides information as of December 31, 2018. Please update, if appropriate.

Response: The Trust has made the required change.

13.Comment: The Staff notes that the disclosure regarding the calculation of the relevant Fund's performance adjustment fee provides that such fee may be calculated "by designating a single share class of a Fund ", and then applying the same performance adjustment to each other class of shares of the Fund." The Staff notes that the adopting release for Rule 18f-3 provides that the board of the fund should determine the calculation of the performance adjustment fee and that the board should consider all relevant factors. The Staff notes that it may be difficult for a board to determine that the performance adjustment for a single share class should be applied to each other class of shares of the Fund. Please discuss how the board ensures that a share class would not pay a higher fee because of the performance of another share class.

Response: As currently disclosed in the SAI, the Funds' Investment Advisory Agreement with Victory Capital permits calculation and application of the performance adjustment (1) on a class-by-class basis or (2)by designating a single share class of a Fund for purposes to calculate the performance adjustment, and then applying the same performance adjustment to each other class of shares of the Fund. Although the Investment Advisory Agreement allows for the calculation of the performance adjustment based on a single share class' performance and the application of the same performance adjustment to other share classes, the Trust currently does not do so. The performance adjustment is currently calculated separately for each share class.

* * * * *

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner
Erin G. Wagner Deputy General Counsel

Victory Capital Management Inc.

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